Pillsbury Winthrop Shaw Pittman, LLP

2475 Hanover Street

Palo Alto, CA 94304

May 30, 2006

Via Facsimile: 202-772-9210 and Via EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:	Your letter Dated March 23, 2006

LaserCard Corporation

Form 10-K for Fiscal year Ended March 31, 2005

Filed June 15, 2005

File No. 000-06377

Dear Ms. Collins:

As counsel to LaserCard Corporation, a Delaware corporation (the “Company”), we have reviewed your letter dated March 23, 2006 and we are providing responses to your comments and supplementary information.

We have followed the format of your letter showing your comment and then our response in italics.

Form 10-K for Fiscal Year Ended March 31, 2005

General

1.	We note your response to our prior comments on March 7, 2006. Please include, in connection with responding to our comments, a written statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Company that the Company is responsible for the adequacy of the disclosures in the filing. We acknowledge on behalf of the Company that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	We note your response to our previous comment No. 1 where you indicate that the requested information was filed under a separate response with the Commission with a request for confidential treatment. Please note that the Staff has not yet received such response. Please submit your response to the attention of the Staff noted in this letter at 100 F. Street N.E., Room 4561 Washington DC 20549.

Response: We have resubmitted this material to April Coleman who has indicated that she has received it.

Note 2. Summary of Significant Accounting Policies

Reclassifications, page 48

3.	We note your response to our prior comment No. 3. Confirm that you will revise your presentation in future filings to consistently present cash flows from investing activities for all periods.

Response: We confirm that the Company will revise its presentation in future filings to consistently present cash flows from investing activities for all periods.

Contract with Global Investments Group (GIG), page 53

4.	We note your response to our prior comment No. 4. Please address the following:

•	Provide us your basis in GAAP for concluding the ratable recognition of the proceeds from this arrangement over the period commencing at customer acceptance through the termination date of the contract is appropriate. Your response should make specific reference to the relevant authoritative literature.

•	Describe the significant terms and obligations under each of the Training and Support elements (i.e. for years 1 through 5 vs. for years 6 through 20), including key differences, if any.

•	Tell us how you considered the guidance in FTB 90-1 with respect to the Training and Support elements.

•	Tell us whether the $1 million annual payments under the Training and Support element for years 6 through 20 constitute renewals of the Training and Support agreement and tell us how you considered whether such renewal rates constituted the fair value of this undelivered element.

•	The information to be submitted under separate cover pursuant to your confidential treatment request was not received by the Staff. Please resubmit this information to the address indicated in comment 1 above.

Response: We direct you to the attachment with the response to your questions. The attachment is an edited version of the original Revenue Recognition Analysis provided to you earlier.

The following is the discussion that the Company intends to include in future filings:

“The Company sold a license, effective April 3, 2004, to Global Investments Group (GIG), based in Auckland, New Zealand, for card manufacturing in Slovenia. This agreement provides for payments to the Company of $14 million for a 20-year license and five-year training support package, followed by $15 million paid $1 million annually for ongoing support for an additional 15 years. Additionally, the Company is to sell approximately $12 million worth of the required manufacturing equipment and installation support for the new facility to be built by GIG to provide a targeted initial manufacturing capacity of 10 million optical cards annually. As of March 31, 2006, the Company had acquired $5.9 million of this equipment classified as equipment held for resale on its consolidated balance sheet. The Company has received $20.5 million of payments called for in the agreements, consisting of a partial payment for the equipment and training of $6.5 million and $14 million for the license fee and support. For the $20.5 million the Company received, $18.5 million was recorded as advance payments from customers and $2 million for the licensing fee was recorded as deferred revenue, which were both classified as long term liabilities within the consolidated balance sheets. In addition to the $41 million discussed above, GIG is to pay the Company royalties for each card produced under the license. The territories covered by the license include most of the European Union and eastern European regions. GIG has exclusive marketing rights in certain territories, with performance goals to maintain these rights. The Company will assign a person on site during the license term to assist with quality, security and operational procedures, with the mutual goal that the facility and the cards made in the facility conform to the Company’s standards. The Company also retains rights to utilize up to 20% of the new facility capacity as backup and capacity buffer to augment its own card manufacturing facilities in Mountain View, California and at its German subsidiary. The granting of this license to GIG establishes a potential second source supplier of optical memory cards for existing and prospective customers who may request multiple sources for cards. The agreement contains various elements including a card manufacturing license, sale and installation of equipment, training, and ongoing support, and contingent payments for the sale of materials, and royalty payments for cards manufactured. In accordance with EITF 00-21, the card manufacturing license, sale and installation of equipment, training, and ongoing support have been accounted for as one unit of accounting, since the Company is unable to determine evidence of the fair value of any of the undelivered items. Accordingly, revenues for the arrangement have been deferred and will be recognized based on the predominant undelivered item, which is the ongoing annual support of the manufacturing equipment over the remainder of the 20-year license period beginning when the equipment is accepted and training has been completed, which date is dependent on GIG providing a facility in Slovenia. Pursuant to FTB 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” this revenue will be recognized ratably over the remaining term of the agreement. The Company also defers direct and incremental expenses associated with building the card manufacturing equipment and with the delivery of other services for which revenue has been deferred, and the Company will recognize these expenses as the Company recognizes the related revenue. Royalty revenue will be recorded as revenue in the period when earned based upon the number of optical memory cards manufactured by the licensee as defined in the agreement. The Company determined this by analogy to the treatment of software licenses in accordance with SOP 97-2 whereby royalty fees receivable may be recorded as revenue as the customer of a software maker sublicenses its product to end-users. The Company determined this is analogous to the royalties earned by the Company as GIG sells optical memory cards to its customers. Raw material purchases will be recorded as revenue and the related cost charged to cost of goods sold in the period when shipped and the other revenue recognition criteria of SAB 104 are met. Revenue from this element can not be recorded on a straight line basis because the level of purchases is unknown.”

Item 9A. Controls and Procedures, page 65

5.	We note your response to our prior comment No. 9. Disclose in future filings, to the extent true, the information provided in your response. In this regard, be sure to disclose whether or not your officers conclude that your disclosure controls are effective as of the end of the period covered by the report. Your future disclosures should also include the complete definition of disclosure controls and procedures under Exchange Act Rule 13a-15(e) as well as a definitive statement about whether your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives.

Response: In the Company’s future filings of quarterly and annual reports on Forms 10-Q and 10-K, the Company will disclose whether or not its officers conclude that the Company’s disclosure controls are effective as of the end of the period covered by the report. The Company’s future disclosures will also include the complete definition of disclosure controls and procedures under Exchange Act Rule 13a-15(e) as well as a definitive statement about whether the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, in the manner the Company indicated in its response to your prior comment No. 9.

Please let me know if additional information is needed and when your review is complete. The Company will be filing its annual report on Form 10-K for the fiscal year ended March 31, 2006, during the next two weeks and we would hope to be able to resolve these matters in advance of such filing if possible.

Sincerely,

Stephen M. Wurzburg

cc.	April Coleman, Staff Accountant

Steven G. Larson, CFO, LaserCard Corporation

Attachment A

LaserCard Corporation

Revenue Recognition Analysis

Contract: Global Investments Group card manufacturing license, equipment purchase, and training and support agreement (GIG agreement)

Effective date: April 3, 2005

Purpose:

To discuss the application of EITF 00-21 (Revenue Arrangements with Multiple Deliverables) for the Company’s revenue recognition under the GIG agreement

Background:

The Company entered an agreement effective April 3, 2004 with Global Investments Group (GIG), based in Auckland, New Zealand, to sell a license for card manufacturing in Slovenia. This agreement provides for payments to the Company of $2 million for a 20-year license and $12 million for a five-year training and support package, followed by $15 million paid $1 million annually for ongoing support for an additional 15 years. Additionally, the Company is to sell approximately $12 million worth of the required manufacturing equipment and installation support for the new facility to be built by GIG to provide a targeted initial manufacturing capacity of 10 million optical cards annually. In addition, GIG is to pay the Company royalties for each card produced under the license. The territories covered by the license include most of the European Union and eastern European regions. GIG has exclusive marketing rights in Russia for five years and certain other territories with performance goals to maintain these rights. The Company will assign a person on site during the license term to provide assistance with respect to card manufacturing technology and to monitor card quality with the mutual goal that the facility and the cards made in the facility conform to the Company’s standards. The Company also retains rights to utilize up to 20% of the new facility capacity as backup and capacity buffer to augment its own card manufacturing facilities in Mountain View, California. This license establishes a potential second source supplier of optical memory cards for existing and prospective customers who may request multiple sources for cards.

Elements:

Card manufacturing license - $2 million

Five-year training and support - $12 million

Manufacturing equipment - $12,453,500

Training and support for years six through 20 - $1 million per year

Royalties - the royalty rate was described in our response to your prior letter under confidentiality

Certain raw materials for card production – As quoted from time to time.

Accounting:

a.	According to EITF 00-21, certain criteria must be met in order for elements in a multi-element arrangement to be accounted for as separate units of accounting.

Therefore, the Company determined that the fixed payments called for in the agreement totaling $41,453,500 for the license fee, training and support, and the purchase of manufacturing equipment will be considered one until of accounting. For the reasons described below, the Company determined that the revenue will be recognized on a straight-line basis ratably over the period commencing with the installation and customer acceptance of the equipment through the date the contract terminates. Direct and incremental costs and expenses will be deferred and amortized as revenue is recorded. These revenues and related costs will be recognized over the contract performance period, because the deliverables do not represent separate units of accounting under paragraph 9 of EITF 00-21, as the Company does not have objective and reliable evidence of the fair value of the undelivered items, in particular the ongoing manufacturing support services which will be provided over several years, and which the Company has not provided in the past.

The Company recognizes revenue from product sales when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company recognizes revenue on product sales at the time of shipment when shipping terms are F.O.B. shipping point, orders are placed pursuant to a pre-existing sales arrangement and there are no post-shipment obligations other than warehousing under a U.S. government subcontract or customer acceptance criteria.

The facts and circumstances of this agreement are such that (1) persuasive evidence of an arrangement exists; (2) delivery of the equipment has not occurred, but will occur prior to commencement of revenue recognition; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Since there are post-shipment obligations in the form of customer acceptance criteria, the Company will delay revenue recognition until that time.

The commencement of the ratable recognition of $41,453,500 in revenue over the remainder of the original twenty-year period will begin upon acceptance by G.I.G. of the functioning equipment at the G.I.G. facility, but no later than thirty (30) working days after LaserCard initiates Installation support as described in paragraphs 4.1 through 4.4 of the agreement. At the time revenue recognition commences, the Company will have received the $2 million license payment, the $12 million payment for training and support for the five-year period ending March 31, 2009, and the $12,453,500 payment for the equipment totaling $26,453,500. In addition, fifteen annual payments of $1 million each are due commencing April 1, 2009. The delivery of the license and the equipment will now have been complete leaving the delivery of support over the remaining term of the agreement.

There are two types of support, (i) the Installation and Training embedded in the equipment purchase agreements, and (ii) the Management Support contained in the Master License and Manufacturing Agreement. While the installation and training is definitely front-loaded, there is no vendor specific objective evidence to treat this as a separate unit of accounting. Also, there is no differentiation between the Management Support required in the first five years of the agreement than that required in the last fifteen years of the agreement other than the first five years are prepaid. The last fifteen years are contingent upon receiving the contact payment at each of the annual anniversaries for years six through 20.

According to paragraph 3 of FASB Technical Bulletin No. 90-1 “Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.” Therefore, by analogy, single unit of accounting that includes the support payments should be so treated.

According to paragraph 57 of SOP 97-2,

57. If a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph 10. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). The portion of the fee allocated to PCS should be recognized as revenue ratably over the term of the PCS arrangement, because the PCS services are assumed to be provided ratably. However, revenue should be recognized over the period of the PCS arrangement in proportion to the amounts expected to be charged to expense for the PCS services rendered during the period if—

•	Sufficient vendor-specific historical evidence exists demonstrating that costs to provide PCS are incurred on other than a straight-line basis. In making this determination, the vendor should take into consideration allocated portions of cost accounted for as research and development (R&D) costs and the amortization of costs related to the upgrade-enhancement capitalized in conformity with FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Such costs should be considered as part of the costs to provide PCS.

•	The vendor believes that it is probable that the costs incurred in performing under the current arrangement will follow a similar pattern.

Because the timing, frequency, and significance of unspecified upgrades/enhancements can vary considerably, the point at which unspecified upgrades/enhancements are expected to be delivered should not be used to support income recognition on other than a straight-line basis.

Also by analogy, income recognition should be done on a straight-line basis.

There are two carve outs that will be recorded as separate units of accounting because the amounts are unknown; they are based upon production or sales activity, and have a direct relationship between their timing and the economic benefit to the licensee.

Raw material purchases will be recorded as revenue and the related cost charged to COGS in the period when shipped and the other revenue recognition criteria of SAB 104 are met. This item can not be recorded on a straight line basis because the level of purchases is unknown. Raw material will be sold with a nominal markup at an amount that will recover cost with no material profit margin.

Royalty revenue will be recorded as revenue in the period when earned based upon optical memory card shipments by the licensee as defined in the agreement. These payments are contingent in nature and there is no reasonable basis to estimate the amount of royalties that will be earned over the term of the agreement. Therefore, it is impossible to straight line the royalty revenue over the term of the agreement.

The product involved in the subject license is not software. However, we reference SOP 97-2 by way of analogy for the treatment of royalty revenue. The conclusion that royalty fees receivable may be recorded as revenue as the customer licenses its product to end-users is analogous to the royalties earned by the Company as GIG sales optical memory cards to its customers.

Following is an interpretation from CCH:

“48-2 Agreement to License Current and Future Software that will be Incorporated into a Customer’s Software Product

A vendor charges an upfront license fee to a customer for the right to incorporate the vendor’s software into the customer’s product. As part of the arrangement, the vendor agrees to provide the customer with access to its future product stream (updates and new products). The vendor will also receive royalties when the customer licenses its product to third parties. Can the vendor record the license fee upon the initial delivery of the software?

Response: Paragraph 48 provides that if a vendor agrees to provide unspecified additional software products in the future, then there is no way to determine if vendor- specific objective evidence exists (required to allocate the fee among the products). The arrangement should be accounted for as a subscription (paragraph 49) and recognized over the economic life of the products covered by the arrangement unless a period is specified in the agreement. The royalty fees receivable may be recorded as revenue as the customer licenses its product to end-users.”

Finally, we have previously sold optical memory card licenses with a royalty component. In our response to your prior letter, under confidentiality we compared the GIG royalty rate to the royalty rate of contracts we entered into on January 10, 1989, and on November 13, 1990, and concluded that the GIG royalty rate is reasonable considering the inflation rate over the period since the earlier agreements were entered into.